Exhibit 99.1

Jiayuan Announces Completion of Merger

BEIJING, May 14, 2016 — Jiayuan.com International Ltd. (NASDAQ: DATE) (“Jiayuan” or the “Company”), operator of the largest online dating platform in China, today announced the completion of the merger contemplated by the previously announced agreement and plan of merger, dated December 7, 2015 (the “Merger Agreement”), among the Company, LoveWorld Inc. (“Parent”) and FutureWorld Inc. (“Merger Subsidiary”), a wholly-owned subsidiary of Parent.  As a result of the merger, the Company became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on December 29, 2015, each outstanding ordinary share of the Company (“Share”) has been cancelled in exchange for the right to receive US$5.04 per Share and each American depositary share (“ADS”), every two ADSs representing three Shares, has been cancelled in exchange for the right to receive US$7.56 per ADS (less a US$0.05 per ADS cancellation fee pursuant to the terms of the ADS deposit agreement), in each case, in cash, without interest and net of any applicable withholding taxes, except for the Shares (including Shares represented by ADSs): (a) held by the Company as treasury shares, (b) held by Citibank, N.A. (the “Depositary”) and reserved for issuance upon the exercise of options and vesting of restricted shares under the Company’s option plan as well as Shares represented by ADSs previously repurchased by the Company and (c) owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 238 of the Cayman Islands Companies Law.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the merger consideration will be made to surrendering ADS holders and holders of ADSs in uncertificated form as soon as practicable after the Depositary receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (the “NASDAQ”) be suspended beginning at the close of business on May 13, 2016. The Company requested that the NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in ten days. The Company’s obligation to furnish to or file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

ABOUT JIAYUAN

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranked first in terms of number of monthly unique visitors and total time spent among all online dating websites in China in 2015, according to iResearch. Jiayuan recorded an average of 5.3 million monthly active user accounts in 2015. Every two of Jiayuan’s American depositary shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Contacts:

China

Sonora Ma

Jiayuan.com International Ltd.

+86 (10) 6442-2321

ir@jiayuan.com

Mr. Christian Arnell

Christensen Investor Relations

+86-10-5900-1548

carnell@christensenir.com

United States

Ms. Linda Bergkamp

Christensen Investor Relations Group

+1-480-614-3004

Email: lbergkamp@Christensenir.com